

BROWN SHOE

Brown Shoe Company, Inc.

Investor Update

September 2007

This document contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) the preliminary nature of estimates of the costs and benefits of the strategic earnings enhancement plan, which are subject to change as the Company refines these estimates over time; (ii) intense competition within the footwear industry; (iii) rapidly changing consumer demands and fashion trends and purchasing patterns, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (iv) customer concentration and increased consolidation in the retail industry; (v) the Company’s ability to successfully implement its strategic earnings enhancement plan; (vi) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (vii) the Company's ability to attract and retain licensors and protect its intellectual property; (viii) the Company's ability to secure leases on favorable terms; (ix) the Company's ability to maintain relationships with current suppliers; and (x) the uncertainties of pending litigation. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption “Risk Factors” in Item 1A of the Company’s Annual Report for the year ended February 3, 2007 and as updated in the Company’s 10-Q for the Quarter ended August 4, 2007, which information is incorporated by reference herein. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

- *September 10, 2007*

NOTE:
On April 2, 2007, The Company effected a 3-for-2 stock split. All per share data detailed in this packet is on a post-split basis. Guidance was issued on August 29, 2007 and has not been updated.



Brown Shoe At A Glance

BROWN SHOE TODAY - **$2.5 Billion in Sales for 2006**

Integrated wholesale-retail platform
Consumer-driven enterprise that builds brands and retail concepts while gaining market share

38% Wholesale

62% Retail


Mass Merchandisers $300 million
Department & Specialty Stores $650 million
Famous Footwear
1,000+ retail stores in the U.S. $1.3 billion
Specialty Retail $250 million

Brown Shoe At A Glance

Ranked 3rd Among Top Footwear Retailers*



$'s in mm
Stores
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Foot Locker
Payless
BWS
Finish Line
DSW
Shoe Carnival
Bakers
Shoe Pavillion

+

Ranked 2nd in Wholesale Women's Fashion Footwear Sales**



$'s in mm
$800
$700
$600
$500
$400
$300
$200
$100
$0
Nine West Group
BWS
Skechers
Steve Madden
Iconix
VCS
Nike
Clarks
Stride Rite

+

Superior Operator

- 130 million store visits per year
- 91 million pairs sourced wholesale
- 30+ million e-visitors per year
- 50%+ operating earnings increase since 2002

=

Brown Shoe is the Leading Fashion Footwear Marketer, Winning Loyal Customers with Compelling Global Brands

* Source: Public filings, last 4 quarters

**Source: NPD Women's dollar sales for 12 months ending 4/30/07 all POS channels (Department Stores, National Chains, Shoe Chains. This NPD data is confidential and proprietary and cannot be reproduced or disseminated by third parties without prior written consent.

Brown Shoe Company Portfolio

*Dept Store Zone rank according to NPD 12 months ending April 30

	Fashion = $33.3 B	Athletic = $11.5 B
Salon		
Bridge	VIA SPIGA	shoes.com — No. 3 Pureplay Ecommerce Footwear
Impulse	Sam Edelman; CARLOS by Carlos Santana	
Better	FRANCO SARTO; ETIENNE AIGNER	
Moderate	naturalizer; LifeStride	Famous Footwear — No. 1 Branded Family Footwear
Junior	The Dr Scholl's Original	
Comfort	TX Traction — Dr. Scholl's Inside; Buster Brown	
Mass	Buster Brown & Co.	Dr Scholl's Footwear

Private Label / Brand

Review of BWS Financials

(all $'s in millions except EPS)

	26 Weeks Ending 8/4/2007	26 Weeks Ending 7/29/2006	% Chg.
Sales	$1,142.9	$1,154.9	-1.0%
Net Earnings			
GAAP	$19.5	$25.2	-22.8%
Adjusted*	$26.4	$22.0	20.0%
EPS			
GAAP	$0.44	$0.58	-24.1%
Adjusted*	$0.59	$0.50	18.0%
Gross Margin	40.3%	38.7%	
Debt/Cap*	21.1%	29.9%	
Cash Flow from			
Operating Activites	$25.8	$36.6	-29.5%

**See Appendix for reconciliation*

Review of BWS Financials

	26 Weeks Ended August 4, 2007	26 Weeks Ended July 29, 2006	% Chg.
Famous Footwear			
Sales	$641.4	$595.0	7.8%
Operating Profit	$40.0	$27.8	43.6%
Same-Store Sales	3.5%	0.9%	
Specialty Retail			
Sales	$122.3	$115.9	5.6%
Operating Profit*	-$4.5	-$4.4	2.3%
Same-Store Sales	0.9%	-1.1%	

Includes Earnings Enhancement costs of $0.3 million in 2007

	26 Weeks Ended August 4, 2007	26 Weeks Ended July 29, 2006	% Chg.
Wholesale			
Sales	$379.2	$444.0	-14.6%
Operating Profit**	$25.9	$33.2	-21.9%

***Includes $2.7 million in costs associated with the Earnings Enhancement Plan in 2007*

Third Quarter 2007 & Full Year Guidance

As of August 29, 2007 and has not been updated

Third Quarter 2007 EPS:

GAAP	$0.62 to $0.67
Adjusted*	$0.70 to $0.75

Full Year 2007 EPS:

GAAP	$1.58 to $1.63
Adjusted*	$1.83 to $1.88

**See Appendix for reconciliation*

Other Annual Estimates:

Consolidated Sales:	$2.44 - $2.46 Billion
Consolidated Tax Rate:	Increasing approximately 400 bps
Famous Footwear	
Same-Store Sales:	+ 2.0% - 3.0%
Net Store Openings:	+ 70 - 75 stores
Wholesale:	Wholesale sales are expected to be down 11-12% in 2007, with growth of its branded business offset by the exit of the Bass license and a sales decline in its private label business.

Recent Activities


naturalizer


VIA SPIGA
STOP TRAFFIC. ITALIAN STYLE.





EXPANSION OF BRANDS INTO CHINA

- Brown Shoe owns 51% equity stake in joint venture with Hongguo International Holdings Limited
- Through joint venture Brown Shoe is partnering with one of China's leading footwear companies to open 400 stores and department store shops for Naturalizer and 100 for Via Spiga over the next 5 years
- Combines Brown Shoe strengths in brand-building and marketing with Hongguo's store network and operational excellence in the Chinese retail industry
- The joint venture will operate stores and shops in top-tier cities – Shanghai, Beijing, Guangzhou, and Shenzhen - while remaining stores will be licensed to Hongguo subsidiary Mayflower. Joint venture will provide wholesale sourcing for all stores and shops

OPENING NATURALIZER STORES IN JAPAN

- Long-term agreement with Regal Corporation, one of the oldest and largest footwear companies in Japan, to open an additional 32 Naturalizer stores in Japan over the next several years
- Over 40 year relationship between BWS and Regal

INVESTMENT IN EDELMAN SHOE, INC. Sam Edelman

- Minority ownership position in Edelman Shoe, Inc., with option to acquire remaining interest in the future, to accelerate the growth of the Sam Edelman brand
- Young, fun, and fresh women's fashion footwear brand launched in 2004
- Sold at better department stores, including Belk, Bloomingdale's, Macy's, Neiman Marcus Cusp, Nordstrom, Von Maur as well as Victoria's Secret catalogues and over 500 independent and specialty stores

Brown Shoe Vision:

Brown Shoe Company is the leading fashion footwear marketer, winning loyal customers with compelling global brands.

Doubling our sales while doubling our rate of profitability over the next five years.



Brown Shoe Pillars


ENABLING STRATEGIES
GROWTH STRATEGIES
PARTNERSHIP MODEL
OPERATIONAL EXCELLENCE
PORTFOLIO OPTIMIZATION
BRAND POWER
Partnership Initiatives
Platform Optimization
Market Intelligence
Consumer-Driven Model

CROSS-COMPANY SYNERGIES [VERTICAL AND HORIZONTAL]

SYSTEMS AND PROCESSES BEST PRACTICES

THOUGHTFUL PLANNING AND RIGOROUS EXECUTION

TALENT AND LEADERSHIP

Brown Shoe Pillars

PARTNERSHIP MODEL

Continue path towards being a world-class partner holistically in the industry: Vendor, Supplier, Customer, Consumer, Real Estate, Investor

OPERATIONAL EXCELLENCE

Disciplined approach to profitability enhancement, efficiency and effectiveness

PORTFOLIO OPTIMIZATION

Financial and market orientation

Maximize returns and market space opportunities

BRAND POWER

Leverage our unique branded assets

Delivering consumer-driven brands to the marketplace



Brown Shoe Platform


RETAIL
WHOLESALE
ECOMMERCE
factory brand shoes
FX LASALLE
closet
VIA SPIGA
FRANCO SARTO
TX TRACTION
Famous Footwear
naturalizer
Dr Scholl's FOOTWEAR
LifeStride
THE Dr Scholl's ORIGINAL
CARLOS
ETIENNE AIGNER
shoes.com

- 1,300 total retail doors – 1,000+ Famous Footwear, 250+ Naturalizer, Brown Shoe Closet, FX LaSalle, and branded concepts. 130 million consumer visits per year
- 2,000 customers served at wholesale across our branded and private label/brand divisions
- Integrated ecommerce platform for all BWS brands – including 3rd largest pureplay internet footwear retailer in Shoes.com. 30+ million e-visitors per year

- World class global sourcing network. Sourced 91 million pairs at wholesale and sold another 40 million at retail
- All BWS wholesale brands play across BWS retail/ecommerce concepts
- 14% of Famous Footwear sales through BWS wholesale brands
- Front-end / Back-end perspective from retail and wholesale provides greater insights to consumer desires and understanding of trends
- Cross-skilled talent base

Brown Shoe Platform

Power of the Integrated Wholesale / Retail Model ➔ Driving Growth, Profitability, and Value Creation

Control the Customer Experience	• Fragmentation of the consumer has significantly expanded the matrix of style preferences and retail options • Integrated model allows a wide variety of brands in the “right” channel
Maximize the Value of Footwear Expertise	• Consumer contact and feedback at retail and ecommerce can stimulate and accelerate the design process • Improve ability to stay “on trend” across segments
Own the Entire Margin	• Opportunity to capture greater product margin on owned brands through owned retail • Careful balance to minimize channel conflict
Leverage Infrastructure	• Optimize supply chain and distribution • Leverage shared resources and costs • Increased scale
Diversify the Business Model	• Remove volatility through balanced retail, multi-branded wholesale, and licenses • Maximize returns on capital

Marketing Initiatives

– investing in our flagship brands and increasing understanding of our consumers through addition of CMO and updated market research


FN
FRANCO SARTO

FAMOUS FOOTWEAR

- Partnering with Ogilvy to refine brand positioning
- Broadcast media and CRM focus
- Using consumer database to drive Rewards program

VIA SPIGA

- Brand strategy and consumer research
- Partnering with Vogue Magazine. Arthur Elgort photos for national magazine ads and out-of-home in Manhattan – taxi tops, king buses, telephone kiosks
- Trade marketing for FFANY with cover wrap of Footwear News

NATURALIZER

- Partnership with Self Magazine – premium position for key Spring months and product opportunities that provide unique consumer touchpoints
- Ongoing partnership with “Ladies Who Launch” – a national organization for women entrepreneurs – a genuine brand for genuine women
- Partnering with Ogilvy to refine brand positioning

FRANCO SARTO

- Brand strategy, product segmentation, and positioning study
- Investing in retail relationships – partnering with Nordstrom on second half ’07 direct mail initiative
- Leveraging Franco himself, consumers have a strong connection to the individual, by increasing the number of personal appearances in support of the brand

Famous Footwear


More Shoes, More Ways
Profitable Market Optimization (Real Estate)
Merchant Localization (Tailoring Assortment by Region)
Balance & Value
Inventory Optimization


Famous Footwear


Famous Footwear


brand shoes


Famous Footwear
30-50% off summer sale
plus free shipping
hands-free foot massage
sparkle & shine
Skechers Cali Gear: new kids on the beach
soak up the sun in sandals

- Trend-right product - Differentiating mix of athletic, men’s and women’s casual, and young attitude brands
- Leveraging multi-channel platform
- Approximately 50% of sales are driven by rewards program
- Marketing Strategy
- Technology/redefining service
- Growth opportunity to a minimum of 1,500 doors

Product & Design Initiatives – investments into enhancing and broadening our product development, design, and sourcing capabilities



VIA SPIGA

- Test & Learn
- Via Spiga Design Team
- Broadening Designer Inputs



CARLOS



naturalizer



FRANCO SARTO

- New York Design Studio
- Style & Trend
- Design Internship Program

naturalizer



$125-$300
$60-180
naturalizer
Accessories/Other Categories
International
$30-$80
natural sport
naturalSoul
by naturalizer



naturalizer

- Sell-through model; Fresh trend-right product
- Extended brand essence to new categories and consumer touchpoints
- Tightly-targeted consumer communications
- Improved product delivered when she wants to buy
- Model to be leveraged across all BWS wholesale



Brown New York



VIA SPIGA | FRANCO SARTO | ETIENNE AIGNER

- Allows us to play in new zones reaching new consumers
- Strong emotional connection with consumer
- Fashion/Style Credibility/Talent
- Brand extension potential




VIA SPIGA
STOP TRAFFIC. ITALIAN STYLE.


ETIENNE AIGNER





Dr Scholl's®
FOOTWEAR


feeling good...feet first!
Dr Scholl's

- High brand recognition and strong equity
  - 97% brand awareness driven by insole TV and print advertising
- Partnerships with Wal-Mart and Schering-Plough
- Extend asset into new categories and channels
- Growth through vertical model



Direct-to-Consumer

shoes.com pure play

- Branded web sites and multi-channel opportunities

naturalizer   Famous Footwear

- Growth by winning in new and emerging markets

Online Footwear: Projected to be over $6B market by 2011*


$ Billions
$1.0
$1.7
$2.8
$3.2
$3.7
$4.2
$4.8
$5.5
$6.3
2003 2004 2005 2006 2007 2008 2009 2010 2011

* Source: Forrester


shoes.com
free shipping free returns 115% price guarantee
home women men kids accessories brands sale


naturalizer


Famous Footwear
30-50% off summer sal
plus free shipping
sparkle & shine
soak up the sun in sandals

Positioning for Growth

Survival

- Reorganization of Executive Team
- Focus on core activities
- Secured financing and stabilized liquidity

Rebuild

- IMPACT
- Key management changes
- 1st Naturalizer re-sizing and reorganization

Improving Core Competencies

- Strategy development
- Good to Great disciplines
- Portfolio Management

Increasing Prospects for Profitability

- Focus on best brands and market opportunities
- Consumer-Driven Wholesale Model
- Integrated, efficient business model
- Naturalizer turnaround
- Bennett acquisition

Sustainable Growth

- Growing portfolio
  - Organic
  - Consolidation
- Earnings Enhancement Plan
- Brown NY integration
- Accelerating Famous growth
- International Opportunities – China, Japan
- Edelman investment


Share Price
1997
2007

Total Return:

1 Year	= 8.2%
3 Year	= 100.1%
5 Year	= 168.7%
10 Year	= 275.7%

At 09/01/07

Appendix


BROWN

Sales and EPS – 2001 to Estimated 2007*



Sales in Billions
$2.44 - $2.46 Billion
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
2002
2003
2004
2005
2006
2007 Est



Adjusted EPS
GAAP EPS
Earnings Per Share
$1.83 – $1.88
$1.63
$1.48
$1.51
$1.58 – $1.63
$1.13
$1.09
$1.10
$1.02
$0.96
$1.50
$1.00
$0.50
$0.00
2002
2003
2004
2005
2006
2007 Est

* Note: Guidance was issued on August 29, 2007 and has not been updated.

Charges and recoveries included in net earnings and EPS for 2005, 2006 and 2007 are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in this Appendix.

Distinct Wholesale Portfolio - 2006


Etienne Aigner
Nickels
Via Spiga
Franco Sarto
Private Label /
Private Brand
Children's
Carlos
naturalizer
Dr Scholl's
Other
LifeStride

Famous Footwear -- Sales by category 2006


Accessories
7%
14%
Athletic
Women's
30%
6%
6%
Athletic
Kid's
17%
Men's
Athletic
20%

Strategic Earnings Enhancement Plan

During the second quarter of 2006, the Company introduced a strategic earnings enhancement plan designed to increase earnings and reallocate resources, through i) restructuring administrative and support areas; ii) redesigning logistics and distribution platforms; iii) reorganizing to eliminate operational redundancies; iv) realigning strategic priorities; and v) refining the supply chain process and enhancing inventory utilization. Annual after-tax savings expected to be achieved upon completion of the initiatives are estimated to be $17–$20 million.

During the second quarter of 2007, the Company incurred after-tax costs of $3.6 million or $0.08 per diluted share in the quarter. The Company made the determination during the second quarter to consolidate its direct-to-consumer operations. As a result, the Company will close its Los Angeles office and move its Shoes.com business to its St. Louis, MO headquarters. Costs related to this move are expected to be incurred primarily in the third quarter 2007.

The Company continues to work on other initiatives related to this plan. In doing so, it has determined that certain costs will be incurred later than previously expected. Current estimates are as follows:

- In 2007, after-tax implementation costs are now estimated to be approximately $11 million, decreasing from previous estimates of $14 million, while the Company continues to expect to realize after-tax benefits of $10 to $12 million;
- In 2008, after-tax implementation costs are now estimated to be approximately $8 million, increasing from previous estimates of $5 million, and annual after-tax benefits are still estimated to be $17 to $20 million.

Note: The above data, as provided in The Company’s August 29, 2007 Press Release for second quarter ended August 4, 2007, reflects then current estimates for costs and benefits related to the initiatives. We expect to refine this information in the upcoming quarters and provide updated guidance as appropriate.

Debt to Capital Ratio

(Millions of dollars, except for Debt to Capital Ratio)

Debt to Capital Ratio	August-07	2006	2005	2004	2003	2002
Total Debt Obligations*	$ 150	$ 151	$ 200	$ 142	$ 120	$ 152
Total Shareholders' Equity	560	524	434	391	350	292
Total Capital	$ 710	$ 675	$ 634	$ 533	$ 470	$ 444
Debt to Capital Ratio**	**21.1%**	**22.4%**	**31.5%**	**26.6%**	**26.0%**	**34.0%**

* Total Debt Obligations include long term debt, borrowings under revolving credit agreement and capital lease obligations.

** Total Debt Obligations divided by Total Capital

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:

1st Half 2007 v. 1st Half 2006

	1st Half 2007		1st Half 2006	
	After-tax Net Earnings	EPS	After-tax Net Earnings	EPS
Net earnings	**$19,466**	**$0.44**	**$25,222**	**$0.58**
Charges/Other Items:				
Strategic initiatives costs	6,914	0.15	1,231	0.03
Insurance Recoveries, Net	-	-	(4,432)	(0.11)
Adjusted net earnings	**$26,380**	**$0.59**	**$22,021**	**$0.50**

Non-GAAP Financial Measures

In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings: 2005 – 2007 Estimated**

	2007 Estimated Range Low - High		2006*		2005	
(in millions, except EPS data)	3rd Quarter Diluted EPS	Full Year Diluted EPS	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS
GAAP Results	$0.62 - 0.67	$1.58 - 1.63	$ 65.7	$ 1.51	$ 41.0	$ 0.96
Special Charges and Recoveries:						
Strategic Initiatives Costs	0.08	0.25	3.9	0.09	-	-
Incremental Bass Exit Costs	-	-	2.3	0.05	-	-
Insurance Recoveries	-	-	(1.0)	(0.02)	-	-
Naturalizer Restructuring	-	-	-	-	9.2	0.22
Tax Repatriation	-	-	-	-	12.0	0.28
Bridge Loan Fee	-	-	-	-	0.6	0.02
Adjusted Earnings	$0.70 - 0.75	$1.83 - 1.88	$ 71.0	$ 1.63	$ 62.9	$ 1.48

*Full-year fiscal 2006 and 2007 includes stock option expense with no related expense in 2005.

**Note: Estimated Earnings Guidance was issued on August 29, 2007 and has not been updated.

Non-GAAP Financial Measures

In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.